Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total inaugurates its new Pangea supercomputer, ranking it among the global top ten in terms of computing power

Paris, March 21, 2013—Total is inaugurating tomorrow, Friday 22 March 2013, the new high-performance computer of its Scientific and Technical Centre in Pau which now ranks the Group among the top ten international companies in terms of computing power. The event will take place in the presence of Lionel Beffre, Prefect of the Pyrénées-Atlantiques department, and Yves-Louis Darricarrère, Upstream President.

This investment is intended to gain in time and in precision for modelling the subsurface and simulating the behaviour of reservoirs.

“We are proud of this leap forward in our performance which positions us in the vanguard of high technology at international level. This supercomputer – 15 times more powerful than its predecessor – has been specifically designed to meet the main technical challenges facing our industry. Its intensive computing capacity constitutes a key competitive asset that is an integral part of the Group’s bold exploration strategy,” says Yves-Louis Darricarrère.

The supercomputer, which represents an investment of €60 million over four years, was commissioned on 17 January for the Seismic Imagery and Interpretation department of Total’s Centre for hydrocarbon research. It will be used as a tool to assist decision-making in the exploration of complex geological areas and to increase the efficiency of hydrocarbon production in compliance with the safety standards and with respect for the environment.

Designed by SGI (Silicon Graphics International), the Pangea supercomputer has a computing capacity of 2.3 Pflops1. Its unique computing architecture is based on over 110,000 calculation cores, 7 Pb2 storage capacity and an innovative cooling system whose circuit is integrated with the processors. Requiring 2.8 MW of electric power, the heat generated by this supercomputer is recovered, making it possible to heat the totality of the Scientific and Technical Centre. Link to the virtual visit to Pangea

The Group plans to double the power of its computer by 2015.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

[1]	A petaflop is equal to a million billion operations per second; the computing capacity of Pangea is equivalent to that of 27,000 office computers altogether.
[2]	A petabyte is equal to a million billion bytes; the storage capacity of Pangea is the equivalent of

1.75 million DVDs.